UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2015

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

For immediate release
September 10, 2015 – 12:30 pm CET

DELHAIZE GROUP RECOGNIZED AS A SUSTAINABILITY LEADER BY THE DOW JONES SUSTAINABILITY INDEX (DJSI)

Inclusion in the DJSI confirms Delhaize Group’s leadership in the Food and Staples Retailing Sector.

BRUSSELS, Belgium, September 10, 2015 – Delhaize Group is proud to announce its inclusion in the 2015 Dow Jones Sustainability Index (DJSI), a leading benchmark for investors who integrate sustainability considerations into their portfolios.

The Belgian international supermarket operator is one of only four retailers in the world and one of only three retailers in Europe to be included in the DJSI for the Food and Staples Retailing sector. The Group received a total score of 73, well above the industry median score of 43. Performance of Delhaize Group was well-balanced between the three dimensions: economic, environmental and social.

“This is an outstanding achievement that reflects our ongoing commitment to be a sustainability leader in all of our markets,” said Frans Muller, Delhaize Group President and CEO. “We are particularly proud that we achieved strong results in all categories, especially related to our strategic focus areas of sustainable private brand sourcing and zero waste. Our score reflects the significant efforts and investments made by the Group and our 150 000 associates worldwide.”

Frans Muller noted that the Group’s 2020 “Supergood” Ambition is a key lever of the Strategic Framework, the overarching guiding principles that the company introduced last year.

“Our progress over the last year has clearly been recognized by the DJSI assessment. We moved closer to our 2020 goals, and further embedded sustainable business practices by establishing more specific and more measurable targets that help us improve and build on our sustainability performance,” he said. “We thank all of our associates and business partners for their dedication and support.”

For more information about Delhaize Group’s sustainability performance, please visit http://sustainabilityreport.delhaizegroup.com/.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of the second quarter of 2015, Delhaize Group’s sales network consisted of 3 445 stores. In 2014, Delhaize Group recorded €21.4 billion ($28.4 billion) in revenues and €89 million ($118 million) in net profit (Group share). At the end of 2014, Delhaize Group employed approximately 150 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to sustainability@delhaizegroup.com.

» Contacts

Media Relations: + 32 2 412 8669

Investor Relations: + 32 2 412 2151

Delhaize Group – September 10, 2015	1 from 2

» Dow Jones Sustainability World Index

The Dow Jones Sustainability World Index (DJSI World) tracks the performance of the top 10% per industry of the 2500 largest companies in the S&P Global Broad Market Index that lead the field in terms of sustainability. These 2500 companies represent the eligible universe for the DJSI World and are assessed using the Corporate Sustainability Assessment (CSA) on an annual basis.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	September 16, 2015	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President